UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Commission File No. 0-24364

INTERNATIONAL HI-TECH INDUSTRIES INC.
(Translation of registrant's name into English)

1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is "submitting" the Form 6-K in paper as permitted by Regulation S-T "Rule" 101(b)(7)  [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SUBMITTED HEREWITH

Exhibit
99.1	Financial Statements as at December 31, 2005
99.2	Management Discussion and Analysis
99.3	Certification of Chief Executive Officer
99.4	Certification of Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL HI-TECH INDUSTRIES INC.

Date: May 3, 2006

________________________________
Roger A. Rached, President & CEO

Exhibit 99.1

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(Stated in Canadian Dollars)

BDO Dunwoody LLP Chartered Accountants	600 Cathedral Place 925 West Georgia Street Vancouver, BC, Canada V6C 3L2 Telephone: (604) 688-5421 Telefax: (604) 688-5132 E-mail: vancouver@bdo.ca www.bdo.ca

AUDITORS' REPORT

To the Shareholders
International Hi-Tech Industries Inc.
(A development stage company)

We have audited the consolidated balance sheets of International Hi-Tech Industries Inc. (a development stage company) as at December 31, 2005 and 2004 and the consolidated statements of operations, cash flows and changes in shareholders' equity for each of the years in the three-year period ended December 31, 2005. We have also audited the statements of operations and cash flows for the period from September 12, 1990 (inception) to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 and for the period from September 12, 1990 (inception) to December 31, 2005 in accordance with Canadian generally accepted accounting principles.

/s/ BDO Dunwoody LLP

Chartered Accountants
Vancouver, Canada
March 24, 2006

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

(Stated in Canadian Dollars)

	DECEMBER 31
	2005	2004
		(Restated Note 13)

ASSETS

Current
Cash and cash equivalents	$1,079,947	$1,890,030
Receivables	103,220	189,779
Prepaid expenses	178,752	191,857
Property held for sale (Note 2)	699,287	-
	2,061,206	2,271,666

Property, Plant and Equipment (Note 3)	16,927,473	17,698,273
Intangible Assets (Note 4)	1,843,853	1,981,156

	$20,832,532	$21,951,095

LIABILITIES

Current
Accounts payable and accrued liabilities	$1,000,216	$724,951
Deposit (Note 5)	500,000	-
Accrued interest payable	240,541	223,841
Loans payable (Note 6)	1,550,968	83,500
Current portion of long term debt (Note 7)	1,551,539	1,400,950
Current portion of promissory notes payable (Note 8)	58,240	-
	4,901,504	2,433,242

Redeemable Preferred Shares (Note 9)	293,989	582,404
Deposits Received Related To Joint Venture Option Agreements	6,240,776	6,240,776
Long Term Debt (Note 7)	4,886,573	5,042,985
Promissory Notes Payable (Note 8)	638,750	52,000
Non-Controlling Interest	-	18,748
	16,961,592	14,370,155

Contingencies (Note 12)

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS (Continued)

(Stated in Canadian Dollars)

	DECEMBER 31
	2005	2004
		(Restated Note 13)

SHAREHOLDERS' EQUITY

Share Capital (Note 9)
Authorized:
An unlimited number of common shares without par value

An unlimited number of Class A preferred shares without par value, of which 60,000,000 have been designated as follows:

  Series 1 - 50,000,000 shares;

  Series 2 - 5,000,000 shares; and

  Series 3 - 5,000,000 shares

Issued and outstanding:
Common Shares
122,175,065 at December 31, 2005 (of which 8,673,984 shares were held in escrow) and 107,175,065 at December 31, 2004 (of which 13,010,976 shares were held in escrow)	$56,987,431	$55,974,931

Contributed Surplus	4,229,464	883,564
Deficit Accumulated During The Development Stage	(57,345,955)	(49,277,555)
	3,870,940	7,580,940

	$20,832,532	$21,951,095

Approved by the Board of Directors:

/s/ Dr. Owen A. Anderson __________________________________ Director	/s/ Rene Abi-Rached __________________________________ Director

The accompanying notes are an integral part of these consolidated financial statements

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Stated in Canadian Dollars)

				PERIOD FROM
				SEPTEMBER 12
				1990 (INCEPTION) TO
	YEARS ENDED DECEMBER 31			DECEMBER 31
	2005	2004	2003	2005
		(Restated Note 13)

Expenses
Audit and accounting	$99,033	$168,374	$159,724	$1,203,250
Corporation capital taxes	-	-	186,696	536,023
Consulting fees	452,657	499,712	330,295	2,793,036
Depreciation and amortization	818,818	1,252,022	1,589,514	7,673,173
Directors' and officers' fees	198,072	217,196	150,322	1,468,429
Finders', loan guarantee and commitment fees	15,359	509,961	156,085	3,657,535
Foreign exchange	3,917	(31,044)	1,376,973	1,264,525
General	255,592	342,238	289,938	2,970,440
Insurance	80,070	92,396	84,275	560,713
Interest	1,037,915	778,409	660,572	5,866,528
Investor relations	232,921	21,567	25,074	373,416
Legal	163,324	681,656	494,318	5,855,755
Product representation costs	63,497	154,302	160,438	2,462,621
Office rent	103,732	102,000	91,135	988,622
Promotion and presentation	120,157	13,968	15,601	440,399
Property taxes	210,560	269,945	166,589	1,290,699
Repairs and maintenance	59,184	67,180	71,088	819,109
Stock based compensation	3,345,900	578,564	-	3,924,464
Telephone, fax and cellular	38,730	26,356	28,963	657,512
Travel and business promotion	116,938	363,977	288,923	3,534,054
Transfer agent and filing fees	32,701	43,281	35,160	450,121
Wages and benefits	1,047,755	1,006,696	657,790	5,594,437
	8,496,832	7,158,756	7,019,473	54,384,861
Less: Interest and other income	(409,684)	(302,604)	(973,177)	(2,987,465)

Loss From Operations - carried forward	(8,087,148)	(6,856,152)	(6,046,296)	(51,397,396)

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(Stated in Canadian Dollars)

				PERIOD FROM
				SEPTEMBER 12
				1990 (INCEPTION) TO
	YEARS ENDED DECEMBER 31			DECEMBER 31
	2005	2004	2003	2005
		(Restated Note 13)

Loss From Operations - brought forward	$(8,087,148)	$(6,856,152)	$(6,046,296)	$(51,397,396)

Deferred Project Development Cost Written Down (Note 1(d))	-	-	(4,638,737)	(4,638,737)
Gain On Cancellation Of License Rights	-	3,614,500	154,460	7,276,101
Foreign Exchange Gain On Cancellation Of License Rights	-	1,035,200	-	1,035,200
Gain On Termination Of Option	-	-	-	259,990
Gain On Issue Of Treasury Shares By Subsidiary Company	-	-	-	1,216,580
Legal Settlement	-	-	-	(200,000)
Write Down Of Note Receivable And Interest (Note 13)	-	(382,936)	-	(382,936)
Write Down Of Property, Plant And Equipment (Note 3)	-	(6,833,188)	-	(6,833,188)

Net Loss for the Period Before Non-Controlling Interest	(8,087,148)	(9,422,576)	(10,530,573)	(53,664,386)
Non-Controlling Interest	18,748	(1,458,078)	-	(1,814,403)

Net Loss For The Period	(8,068,400)	(10,880,654)	(10,530,573)	$(55,478,789)
Preferred Share Dividends	-	-	(124,933)

Net Loss Available To Common Shareholders	$(8,068,400)	$(10,880,654)	$(10,655,506)

Loss Per Share, Basic and diluted	$(0.07)	$(0.10)	$(0.10)

Weighted Average Common Shares Outstanding	115,969,586	104,722,372	103,470,774

The accompanying notes are an integral part of these consolidated financial statements

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

				PERIOD FROM
				SEPTEMBER 12, 1990
				(INCEPTION) TO
	YEARS ENDED DECEMBER 31			DECEMBER 31
	2005	2004	2003	2005
		(Restated Note 13)

Cash Flows From Operating Activities
Net loss for the period	$(8,068,400)	$(10,880,654)	$(10,530,573)	$(55,478,789)

Adjustments To Reconcile Loss To Net Cash Used In Operating Activities
Unrealized exchange adjustment on notes receivable	-	87,412	334,059	273,569
Accrued interest on notes receivable	-	(41,895)	(77,952)	(461,341)
Accrued interest on promissory notes payable (Note 8)	19,990	2,000	-	21,990
Accrued interest on other long term financing agreement (Note 7)	-	107,339	-	107,339
Amortization of discount on redeemable preferred shares (Note 9)	91,725	194,098	194,098	674,129
Accrued Interest on redeemable preferred shares	299,310	-	-	299,310
Gain on cancellation of license rights	-	(3,614,500)	(154,460)	(7,275,501)
Realized exchange gain on cancellation of license rights	-	(1,035,200)	-	(1,035,200)
Gain on issue of treasury shares by subsidiary company	-	-	-	(1,216,580)
Shares issued for loan guarantee and commitment fees	-	318,317	-	1,792,315
Non-controlling interest portion of income (loss) in subsidiary	(18,748)	1,458,078	-	1,814,403
Loss on renegotiation of asset under capital lease	3,563	-	-	3,563
Write down of deferred project development costs	-	-	4,638,737	4,638,737
Write down of note receivable	-	382,936	-	382,936
Write down of property, land and equipment	-	6,833,188	-	6,833,188
Stock based compensation	3,345,900	578,564	-	3,924,464
Depreciation and amortization	818,818	1,252,022	1,589,514	7,673,173
(Increase) Decrease in assets
Receivables	86,559	(97,918)	830	(103,220)
Prepaid expenses	13,105	237,178	(93,324)	(178,754)
Increase (Decrease) in liabilities
Accounts payable and accrued liabilities	275,265	75,527	213,674	1,000,216
Accrued interest payable	16,700	(80,954)	61,454	240,541
Deposit	500,000	-	-	500,000
Net Cash Used In Operating Activities	(2,616,213)	(4,224,462)	(3,823,943)	(35,569,510)

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Stated in Canadian Dollars)

				PERIOD FROM
				SEPTEMBER 12
				1990, (INCEPTION) TO
	YEARS ENDED DECEMBER 31			DECEMBER 31
	2005	2004	2003	2005
		(Restated Note 13)
Cash Flows From Investing Activities
Acquisition of property, plant and equipment	(444,133)	(437,616)	(1,811,580)	(30,497,426)
Acquisition of intangible assets	(169,432)	(135,672)	(214,534)	(3,152,068)
Project development costs	-	-	-	(4,638,737)
Notes receivable	-	-	-	(1,385,419)
Net asset deficiency of legal parent at date of reverse take-over transaction	-	-	-	(306,774)
Net non-current assets of subsidiary	-	-	-	(146,418)
Net Cash Used In Investing Activities	(613,565)	(573,288)	(2,026,114)	(40,126,842)

Cash Flows From Financing Activities
Shares issued for cash and share subscriptions	1,012,500	70,000	-	48,938,413
Issuance of preferred shares	-	-	-	6,256,703
Redemption of preferred shares	(679,450)	-	-	(679,450)
Dividends paid	-	-	(193,324)	(1,560,392)
Contributed surplus	-	-	-	305,000
Non-controlling interest in Canadian Hi-Tech Manufacturing Ltd.	-	-	-	184,319
Issuance of shares by subsidiary company for cash	-	-	-	1,557,500
Dividends paid by subsidiary to non-controlling shareholders	-	-	(1,417,448)	(2,339,642)
Cash deposits received related to joint venture option agreements	-	-	1,979,024	15,741,733
Increase in restricted cash	-	-	275,463	-
Increase in amount due to related parties	-	-	-	1,848,483
Repayment of amount due to related parties	-	-	-	(1,848,483)
Increase in loans payable	1,467,468	-	-	2,148,468
Repayment in loans payable	-	(209,326)	(149,635)	(597,500)
Increase in long term debt	147,587	4,500,000	-	10,167,358
Repayment of long term debt	(153,410)	(486,866)	(403,767)	(4,021,211)
Proceeds from mortgages payable	-	-	-	3,105,160
Repayment of mortgages payable	-	-	(1,868,000)	(3,105,160)
Increase in promissory notes payable	625,000	50,000	-	675,000
Net Cash Provided By (Used In) Financing Activities	2,419,695	3,923,808	(1,777,687)	76,776,299

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Stated in Canadian Dollars)

				PERIOD FROM
				SEPTEMBER 12
				1990, (INCEPTION) TO
	YEARS ENDED DECEMBER 31			DECEMBER 31
	2005	2004	2003	2005
		(Restated Note 13)

Net Increase (Decrease) In Cash and Cash Equivalents	$(810,083)	$(873,942)	$(7,627,744)	$1,079,947

Cash and Cash Equivalents, Beginning Of Period	1,890,030	2,763,972	10,391,716	-

Cash and Cash Equivalents, End Of Period	$1,079,947	$1,890,030	$2,763,972	$1,079,947

Supplemental Disclosure Of Cash Flow Information
Stock based compensation (Note 9)	$3,345,900	$578,564	$-	$3,924,464
Interest paid	$464,226	$25,302	$313,771	$3,428,007
Taxes paid	$-	$-	$-	$-

Supplemental Disclosure Of Non-Cash Financing And Investing Activities

During the year ended December 31, 2004, the Company issued 1,741,058 common shares on the conversion of 2,261,114 Series 3 Class B preferred shares.

During the year ended December 31, 2004, the Company issued $318,317 of common shares in exchange for a loan guarantee (Note 9(ii)).

The accompanying notes are an integral part of these consolidated financial statements

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

	COMMON STOCK		PREFERRED STOCK
	NUMBER OF SHARES	AMOUNT	NUMBER OF SHARES	AMOUNT	CONTRIBUTED SURPLUS	NON-CONTROLLING INTEREST DEFICIT RELATING TO DIVIDENDS	DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE	TOTAL
						(Restated Note 13)	(Restated Note 13)
Balance, December 31, 2002	102,531,371	$53,546,611	2,261,114	$2,040,003	$305,000	$(21,882)	$(27,741,395)	$28,128,337

Conversion of preferred stock to common stock	1,741,058	2,040,003	(2,261,114)	(2,040,003)	-	-	-	-
Non-Controlling interest deficit relating to dividends	-	-	-	-	-	(1,417,448)	-	(1,417,448)
Preferred share dividends	-	-	-	-	-	-	(124,933)	(124,933)
Net loss	-	-	-	-	-	-	(10,530,573)	(10,530,573)

Balance, December 31, 2003	104,272,429	55,586,614	-	-	305,000	(1,439,330)	(38,396,901)	16,055,383

Issuance of common stock	250,000	70,000	-	-	-	-	-	70,000
Issuance of common stock in exchange for a loan guarantee (Note 9)	2,652,636	318,317	-	-	-	-	-	318,317
Stock based compensation (Note 9)	-	-	-	-	578,564	-	-	578,564
Non-controlling interest	-	-	-	-	-	1,439,330	-	1,439,330
Net loss	-	-	-	-	-	-	(10,880,654)	(10,880,654)

Balance, December 31, 2004 (Restated - Note 13)	107,175,065	55,974,931	-	-	883,564	-	(49,277,555)	7,580,940

Issuance of common stock (Note 9(iii))	15,000,000	1,012,500	-	-	-	-	-	1,012,500
Stock based compensation (Note 9(iii))	-	-	-	-	3,345,900	-	-	3,345,900
Net loss	-	-	-	-	-	-	(8,068,400)	(8,068,400)

Balance, December 31, 2005	122,175,065	$56,987,431	-	$-	$4,229,464	$-	$(57,345,955)	$3,870,940

The accompanying notes are an integral part of these consolidated financial statements

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Ability to Continue

International Hi-Tech Industries Inc. (the "Company"), a development stage company, is in the business of developing and commercializing a building construction process that uses completely pre-manufactured customized panels, including floor panels, wall panels and roof panels.

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has an accumulated deficit as at December 31, 2005 of $57,345,955 which includes a net loss for 2005 of $8,068,400. The continuation of the Company is dependent upon the continuing financial support of creditors and shareholders, refinancing debts payable, obtaining additional long-term debt or equity financing, as well as achieving and maintaining a profitable level of operations. The Company plans to raise additional equity and debt capital as necessary to finance the operating and capital requirements of the Company. Amounts raised will be used to provide financing for the development and commercialization of the Company's business and for other working capital purposes. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

Above conditions raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might arise from this uncertainty.

b) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries - Canadian Hi-Tech Manufacturing Ltd. (65% owned), IHI International Holdings Ltd. (50.7% owned), IHI Construction Ltd. (100% owned), IHI Sales Ltd. (100% owned), IHI Developments Ltd. (100% owned), IHI Manufacturing Ltd. (100% owned) and IHI Planning Ltd. (100% owned). All significant intercompany balances and transactions have been eliminated.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

b) Basis of Consolidation (Continued)

During the years ended December 31, 2003 and 2002, the Company paid dividends to non-controlling shareholders of subsidiaries. Dividends paid to the non-controlling shareholders of the Company's subsidiary, IHI International Holdings Ltd., less the non-controlling shareholders share of income of IHI International Holdings Ltd., exceeded the amount of the net equity of the Company's subsidiary attributable to the non-controlling shareholders by $1,439,330 at December 31, 2003. These amounts were recorded as a reduction to shareholders' equity in 2003 as the Company anticipates their recovery from the non-controlling shareholders' share of future net income generated by the subsidiary. The amount was fully recovered in 2004 and as at December 31, 2004, the Company recorded a non-controlling interest of $18,748 on its consolidated balance sheet.

c) Cash and Cash Equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with maturities at point of purchase of three months or less. The Company places their cash and cash investments with institutions of high credit worthiness. At times, such investments may be in excess of federal insurance limits.

d) Deferred Project Development Costs

The Company defers architectural, design consulting and other costs directly related to the ongoing development and commercialization of its pre-fabrication building product and flexible design program. These costs are to be amortized against related revenues when production commences. During 2003, the Company determined that previously deferred costs were impaired and recorded a $4,638,737 write-down related to these costs. No deferred project development costs were capitalized during 2005 and 2004.

e) Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated amortization and are amortized using the declining-balance basis method at annual rates as follows:

Automotive	30%
Computer equipment	30%
Office furniture and equipment	20%
Other machinery and equipment	20%
Paving	8%

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

e) Property, Plant and Equipment (Continued)

Land and building held for development are recorded at cost. Site preparation costs related to raw land are also recorded at cost. Buildings have not been amortized as commercial production has not yet commenced at December 31, 2005.

f) Intangible Assets

Patent application costs are amortized on a straight-line basis over ten years once a patent is secured.

License rights are amortized on a straight-line basis over ten years.

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of property, plant and equipment, intangible assets and deferred project development costs. Impairment losses or write downs to fair value are recorded in the event the net book value of such assets exceeds the estimated undiscounted future cash flows attributable to such assets.

g) Stock Based Compensation

The Company's stock-based compensation plan is described in Note 9(iv).

The Company has adopted the recommendations of CICA Handbook Section 3870 - "Stock Based Compensation and Other Stock Based Payments" ("HB 3870") to account for stock based transactions with officers, directors, and outside consultants. Accordingly the fair value of stock options is charged to operations as appropriate, with an offsetting credit to contributed surplus. The fair value of stock options which vest immediately is recorded at the date of grant; the fair value of options which vest in future is recognized on a straight-line basis over the vesting period. Any consideration received on exercise of stock options together with the related portion of contributed surplus is credited to share capital. The fair value of stock options is assessed using the Black-Scholes Option Pricing Model. The Company adopted the amended recommendation of HB 3870 effective January 1, 2004 on a retroactive basis without restatement. The effect of this change in accounting policy had no effect on the consolidated financial statements.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

h) Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes using enacted tax rates in effect in the years in which the differences are expected to reverse. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

i) Joint Ventures

At the present time, the Company does not have any active joint venture ownership interests, however, on commencement of joint venture activities, the Company intends to account for its interest in joint ventures using the proportionate consolidation method whereby the Company will include its pro-rata share of each of the assets, liabilities, revenues and expenses that are subject to joint control with similar items in the Company's financial statements.

j) Deposits Received Related to Joint Venture Option Agreements and Gain on Cancellation of License Rights

Payments related to non-refundable fees and deposits from joint venture option agreements are deferred in the accounts and recorded as revenue upon the transfer of the significant risks and rewards of ownership of the license rights which the Company has determined will occur upon the formation of a joint venture and the Company's ability to deliver the technology to exploit the license has been established.

Proceeds from deposits received from memorandums of understanding that have been entered by the Company are recorded as gain on cancellation of license rights in the period that the notice of cancellation of the memorandum of understanding is issued.

k) Foreign Currency Transactions

Transactions recorded in foreign currencies have been translated into Canadian dollars as follows:

i) monetary items at the rate prevailing at the balance sheet date;

ii) non-monetary items at the historical exchange rate;

iii) revenue and expenses at the rate in effect during the applicable accounting period.

The resulting foreign exchange gains and losses are included in the Consolidated Statements of Operations in the current period.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

l) Loss Per Share

Loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The effects of potential issuances of 20,200,000 (2004 - 5,200,000; 2003 - 34,500,000) common shares on the exercise of stock options and share purchase warrants and conversion of preferred shares would be anti-dilutive and, therefore, basic and diluted loss per share are the same for the years reported.

m) Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, deposit, accrued interest payable, loans payable, long term debt, promissory note payable and redeemable preferred shares,. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of the financial instruments other than redeemable preferred shares approximate carrying values due to their short term nature or bearing interest rates that are similar to current market rates. The fair value of the redeemable preferred shares was calculated using a discounted cash flow analysis and approximated the carrying value as the implicit interest rate is similar to current market rates.

n) Redeemable Preferred Shares

The Class B preferred shares issued by Canadian Hi-Tech Manufacturing Ltd. (Canadian Hi-Tech), the Company's 65% owned subsidiary, which are redeemable at $100 per share at the option of the preferred shareholder, were reclassified as financial liabilities in 2002 as the shares will become fully redeemable in 2007 due to the amendment of the escrow shares agreement in 2002. The redeemable preferred shares were originally recorded at the redemption value of $1,100,000. The difference between the proceeds of the Class B preferred shares and the redemption value was recorded as a discount of the redeemable preferred shares and is being amortized over the period from the date of reclassification to the earliest date that the preferred shares are eligible to be redeemed. Accordingly, $1,100,000 was charged as a discount against the redemption value and is being amortized on a straight line basis over 68 months resulting in an annual charge to interest expense. During the year ended December 31, 2005, $679,450 (2004 and 2003 - $Nil) of the Class B preferred shares were redeemed. (Note 9)

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

o) Use of Estimates

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and the recording of liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the reporting periods. Actual results may materially differ from those estimates. The financial statement accounts which required management to make significant estimates and assumptions in determining carrying value included property, plant and equipment, real estate, intangible assets and future income taxes.

p) Property Held for Sale

Property held for sale is recorded at the lower of cost and net realizable value, and is classified as a current asset.

q) Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

2. PROPERTY HELD FOR SALE

Property held for sale consists of four parcels of land no longer needed for corporate purposes. The property is currently listed on the market and is expected to sell within the next fiscal year.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

3. PROPERTY, PLANT AND EQUIPMENT

		2005
	COST	ACCUMULATED AMORTIZATION AND WRITE DOWNS	NET BOOK VALUE

Land	$2,800,007	$-	$2,800,007
Paving	53,533	11,760	41,773
Automotive	152,703	139,174	13,529
Office furniture and equipment	318,568	277,881	40,687
Computer equipment	185,612	147,450	38,162
Other machinery and equipment	5,952,111	4,059,082	1,893,029
Building	18,390,286	6,290,000	12,100,286

	$27,852,820	$10,925,347	$16,927,473

		2004
	COST	ACCUMULATED AMORTIZATION AND WRITE DOWNS	NET BOOK VALUE

Land	$3,432,134	$-	$3,432,134
Paving	52,616	7,211	45,405
Automotive	152,703	133,376	19,327
Office furniture and equipment	318,568	264,572	53,996
Computer equipment	179,678	132,366	47,312
Other machinery and equipment	5,980,204	3,582,313	2,397,891
Building construction in progress	17,992,208	6,290,000	11,702,208

	$28,108,111	$10,409,838	$17,698,273

Other machinery and equipment includes assets acquired under capital lease with an original cost of $842,109 (2004 - $842,109). Accumulated amortization provided on this other machinery and equipment totalled $653,263 (2004 - $614,871).

In 2004, as a result of the litigation discussed in Note 12(b), the Company had been unable to complete its Hopcott Road production facility to the point where commercial operations could be pursued. As a result of delays in this regard and other factors, management determined that an impairment in the Company's building and machinery and equipment had occurred and has recorded a $6,833,188 impairment write down in 2004 (2005 and 2003 - $Nil).

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

4. INTANGIBLE ASSETS

		2005
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE

Patent application costs	$2,952,068	$1,118,215	$1,833,853
License rights	200,000	190,000	10,000

	$3,152,068	$1,308,215	$1,843,853

		2004
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE

Patent application costs	$2,782,636	$831,480	$1,951,156
License rights	200,000	170,000	30,000

	$2,982,636	$1,001,480	$1,981,156

5. DEPOSIT

During the year ended December 31, 2005, the Company received $500,000 which represents the initial license fee payment made to induce the Company to enter into an interim agreement and to negotiate the formal business arrangements of the interim agreement to allow the Company to enter into a business venture with Hi-Tech Canada Development Inc., a company with a director in common, that would involve the use of certain technology licensed to the Company. As at December 31, 2005, the interim agreement had not been finalized and there are no specific terms of repayment.

6. LOANS PAYABLE

	2005	2004

Unsecured and repayable on demand to a company controlled by the family of a Director with interest at 20% per annum. Interest charged during 2005 were $52,558 (2004 - $Nil, 2003 - $72,000)	$1,463,468	$-
Unsecured and repayable on demand at various interest rates	87,500	83,500

	$1,550,968	$83,500

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

7. LONG TERM DEBT

	2005	2004

Obligations Under Capital Lease

Various Lease Obligations
Weighted average interest at 8.5% (2004 - 17.64%), maturing in November 2008, combined monthly lease payments of principal and interest of $1,332.	$45,432	$21,678

Other Long Term Obligations

Mortgage Payable
Interest at 7% per annum, maturing September 1, 2007, monthly payments of principal and interest of $34,619. The mortgage is collateralized by the Hopcott Road real estate and an officer guarantee (Note 9(ii)).	4,363,430	4,473,617

Other Mortgages
Weighted average interest at 7.75% (2004 - 7.67%), maturing between April 2006 and May 2008, combined monthly payments of principal and interest of $10,899. Two of the three mortgages are collateralized by real estate.	954,606	997,829

Other long term financing agreements
Weighted average interest at 12.00% (2004 - 11.71%), collateralized by equipment, matured in 2004 with combined monthly payments of principal and interest of $51,326. A portion of these amounts are presently under dispute, see Note 12(b) for further details.	1,074,644	950,811
	6,392,680	6,422,257
	6,438,112	6,443,935
Less: Current portion	1,551,539	1,400,950

	$4,886,573	$5,042,985

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

7. LONG TERM DEBT (Continued)

The principal payments required on obligations under capital lease and long term debt is approximately as follows:

	CAPITAL LEASES	OTHER LONG TERM OBLIGATIONS	TOTAL

2006	$12,637	$1,538,902	$1,551,539
2007	$13,738	$4,294,824	$4,308,562
2008	$19,057	$558,954	$578,011
	$45,432	$6,392,680	$6,438,112

8. PROMISSORY NOTES PAYABLE

	2005	2004

Promissory note payable, is unsecured, payable on or before August 27, 2006, accrues interest at 12% per annum, and is due to company controlled by a Director.	$50,000	$50,000

Promissory note payable, is unsecured, payable on or before February 22, 2007, and accrues interest at prime per annum. At December 31, 2005 the prime rate was 5.00%	50,000	-

Promissory notes payable, are unsecured, payable on or before March 17, 2007 to December 28, 2007, and accrue interest at 4% per annum.	475,000	-

Promissory note payable, is unsecured, payable on or before July 11, 2007, and accrues interest at 5% per annum.	100,000	-
	675,000	50,000
Total accrued interest	21,990	2,000
	696,990	52,000
Less: Current portion	58,240	-

	$638,750	$52,000

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

9. SHARE CAPITAL

i) Escrow Shares

As at December 31, 2005, included in the Company's issued and outstanding shares, 8,673,984 (2004 - 13,010,976) were held in escrow to be released on the basis of 2,168,496 every six months. These shares were originally issued to the president of the Company and an associate of the president. On January 18, 2000, upon approval by the TSX Venture Exchange ("TSX-V"), the escrow shares were transferred to a company indirectly owned by the president.

ii) Shares Issued in Exchange for a Loan Guarantee

On November 12, 2004 the Company issued 2,652,636 common shares to a company controlled by the Company's Chief Operating Officer in exchange for his guarantee on a first mortgage (Note 7). As these common shares were issued for consideration other than cash, the shares were recorded at the quoted market value of the Company's common shares on the agreement date and recorded as a 2004 expense.

iii) Shares Issued for Cash

During the year ended December 31, 2005, the Company completed a private placement with companies or individuals controlled by or related to the President in the amount of $1,012,500 for 15,000,000 units. Each unit consists of one common share and one share purchase warrant, with each warrant exercisable to purchase one common share of the Company at a price of $0.10 per share until May 31, 2007. For accounting purposes, the shares were recorded at their fair value of $4,358,400 (average of $0.27 per unit) based on the quoted market price of the Company's common share on the date of issuance. The $3,345,900 difference between the trading price and the cash proceeds is included in stock based compensation.

iv) Stock Options

In accordance with the policies of the TSX-V, the Company may grant stock options to directors, senior officers, employees or contractors in consideration of them providing their services to the Company. The exercise price of the stock options must be at least equal to the fair market value on the date of the grant and the optionee's rights under the plan vest immediately. Stock options are granted for a maximum term of five years and the number of shares under option cannot exceed 10% of the Company's total issued and outstanding shares.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

9. SHARE CAPITAL (Continued)

iv) Stock Options (Continued)

Subject to shareholders and TSX-V approval, the Company established a Stock Option Plan (the "Plan"). The maximum number of shares that the Company may reserve for issuance under the Plan at any point in time is 10% of the outstanding shares. Under the Plan, the Company may grant options to its directors, officers, employees, management and consultants. The term of these options is five years. The Board of Directors will determine the terms and matters relating to any awards under the Plan including the exercise price and the number of common shares granted.

As at December 31, 2005 and 2004, the Company had outstanding options for the purchase of additional common shares as follows:

NUMBER OF SHARES	PRICE PER SHARE	EXPIRY DATE

5,200,000	$0.20	October 6, 2008

A summary of the changes in stock options for the years presented is as follows:

	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE

Outstanding and exercisable, January 1, 2003	2,600,000	$0.88
Expired	(2,600,000)	(0.88)

Outstanding and exercisable, December 31, 2003	-	-
Granted	5,200,000	0.20

Outstanding and exercisable, December 31, 2004 and December 31, 2005	5,200,000	$0.20

The fair value of each option granted in 2004 was estimated on the grant date using the Black-Scholes option pricing model assuming no dividends were paid, a volatility of the Company's share price of 105%, an annual risk-free interest rate of 3.27% and an expected life equal to the life of the options. The fair value of the 2004 options granted was $0.11 per share.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

9. SHARE CAPITAL (Continued)

iv) Stock Options (Continued)

In connection with the vesting of the stock options, the Company included in consulting fees for the year ended December 31, 2004 stock option compensation in the amount of $578,564 (2005 and 2003 - $Nil).

v) Share Purchase Warrants

As at December 31, 2005, the Company had outstanding share purchase warrants for the purchase of additional common shares as follows:

NUMBER OF SHARES	PRICE PER SHARE	EXPIRY DATE

15,000,000	$0.10	May 31, 2007

A summary of the changes in share purchase warrants for the periods presented is as follows:

	SHARE PURCHASE WARRANTS	WEIGHTED AVERAGE EXERCISE PRICE

Outstanding and exercisable, January 1, 2003	38,176,557	$0.55
Expired	(3,676,557)	(1.19)

Outstanding and exercisable, December 31, 2003	34,500,000	(0.48)
Exercised	(250,000)	(0.28)
Expired	(34,250,000)	(0.48)

Outstanding and exercisable, December 31, 2004	-	-
Issued	15,000,000	0.10

Outstanding and exercisable, December 31, 2005	15,000,000	$0.10

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

9. SHARE CAPITAL (Continued)

vi) Class B Preferred Shares of the Subsidiary

The Company's 65% owned subsidiary, Canadian Hi-Tech., has 11,000 Class B preferred shares outstanding, which are redeemable at $100 per share at the option of the preferred shareholder. With the amendment of the Company's escrow share agreement in 2002, the Class B Preferred Shares of the subsidiary will become fully redeemable on August 21, 2007, the date on which all of the Company's shares are released from escrow.

	Redemption		Carrying
	Value	Discount	Value

Balance, January 1, 2003	$1,100,000	$(905,792)	$194,208
Amortization of discount	-	194,098	194,098

Balance, December 31, 2003	1,100,000	(711,694)	388,306
Amortization of discount	-	194,098	194,098

Balance, December 31, 2004	1,100,000	(517,596)	582,404
Redemption of preferred shares	(679,450)	-	(679,450)
Unamortized discount charged to interest expense as a result of the redemption of preferred shares prior to maturity	-	299,310	299,310
Amortization of discount	-	91,725	91,725

Balance, December 31, 2005	$420,550	$(126,561)	$293,989

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

10. INCOME TAXES

The Company is not current in the filing of its tax returns; but has potential non-capital losses for income tax purposes of $22,869,176 which may be available to reduce taxable income in future years. The benefit of these losses as a future income tax benefit has been reduced by a valuation allowance. If unused, these potential losses expire as follows:

2006	$2,416,548
2007	3,655,560
2008	1,397,203
2009	2,332,504
2010	5,089,136
2014	4,362,011
2015	3,616,214

$22,869,176

The provision for (recovery of) income taxes differs from the amount that would have resulted by applying the Canadian statutory rate of approximately 34.12% (2004 - 35.62%; 2003 - 35.62%) to earnings as follows:

	2005	2004	2003
Income tax (recovery) provision at statutory rates	$(2,759,335)	$(3,356,322)	$(3,750,990)
Effect of reduction in statutory rate	196,289	-	733,426
Non-deductible items	1,281,011	301,189	84,815
Foreign earnings subject to different tax rates	171,750	(850,773)	415,281
Increase in valuation allowance	1,110,285	3,905,906	2,517,468

	$-	$-	$-

The tax benefit of net operating losses carried forward and the associated valuation allowance were reduced by $3,041,539 (2004 - $951,850, 2003 - $666,248), representing the tax effect of losses which expired in the year.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

10. INCOME TAXES (Continued)

The components of future tax assets are as follows:

	2005	2004

Property, plant and equipment	$3,727,728	$4,661,207
Non-capital losses	7,802,963	8,800,738
	11,530,691	13,461,945
Less: Valuation allowance	(11,530,691)	(13,461,945)

Future income tax asset	$-	$-

11. RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are set out below.

During the year ended December 31, 2005, the Company paid the following:

a) $72,000 (2004 - $72,000; 2003 - $72,000) for management fees to a company controlled by the family of an officer.

b) $78,000 (2004 - $58,500; 2003 - $78,000) for rent to a company controlled by a relative of an officer.

c) $126,072 (2004 - $72,597; 2003 - $78,322) for directors and officers fees.

d) $198,370 (2004 - $103,315; 2003 - $88,528) for consulting services to a company controlled by the family of an officer.

e) $66,721 (2004 - $53,225; 2003 - $Nil) for consulting services to a company controlled by a director.

f) $103,016 (2004 - $216,232; 2003 - $154,046) for professional services to a law firm in which an officer is a partner.

g) $50,000 (2004 - $50,000) is included in promissory notes payable from a company controlled by an officer (Note 8).

h) $5,575,435 (2004 - $5,575,435) is included in deposits received related to joint venture option agreements from companies controlled by the family of an officer and companies with a director in common.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

11. RELATED PARTY TRANSACTIONS (Continued)

The Company is party to a consulting fee agreement under which a company controlled by a director, and a second company controlled by this same director's family, will provide all building engineering designs for the Company's projects for an initial fee of 4% of the factory cost of the initial design, and 1% of the factory cost for subsequent use of the same design. The Company has also agreed to pay a royalty to the second company referred to above equal to 1% of net profits realized from the license of the technology being used by the Company.

IHI International Holdings Ltd. ("IHI-International"), a Bermuda company and a 51% owned subsidiary of the Company, holds the right to use the building technology in all countries in the world other than Canada. The Company has agreed to use its best efforts to offer, to its shareholders, shares of IHI-International.

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

12. CONTINGENCIES

a) Interim joint venture option agreements entered into by the Company with companies controlled by a Director's family and, for which the Company has received payments totalling US$1,900,000 in cash and cash equivalents, provided that there must not be any change in the Company's senior management. The interim agreements further provide that if there is such a change in management, the Company's joint venture partners have the right to cancel the interim agreement and the Company will have to repay the license fee plus an amount equal to 20% of the license fee payment compounded annually calculated from the date of such payment, as at December 31, 2005, $3,906,017 (2004 - $3,256,005). The Company has delivered a general security agreement to its joint venture partners to collateralize the Company's obligations.

b) On March 26, 2002 the Company commenced an action against Fanuc Robotics Canada Ltd., General Electric Capital Canada Inc., Fanuc Robotics North America Inc. and Merrill Lynch in the Supreme Court of British Columbia. The action is for damages arising from the claimed fundamental failure to deliver and implement a "Flexible Panel Welding System" in accordance with agreed specifications as sold to the Company. Without limitation, the action is also for injunctive relief enjoining Merrill Lynch from paying funds pursuant to a letter of credit relating to the sale of said system. Statements of Defence have been filed on behalf of the Defendants, Fanuc Robotics Canada Ltd., Fanuc Robotics North America Inc., and General Electric Capital Canada Inc. The Defendants, Fanuc Robotics Canada Ltd. and Fanuc Robotics North America Inc., have filed a counterclaim against the Company for judgement in the amount of $87,645, plus interest, as well as other relief, respecting which the Company has filed a Defence

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

12. CONTINGENCIES (Continued)

seeking dismissal of said counterclaim with costs (see Note 7). The Defendant, General Electric Capital Canada Inc., has filed a counterclaim against the Company for judgement in the amount of $780,509, plus interest, as well as other relief, respecting which the Company has filed a Defence seeking dismissal of said counterclaim with costs. The Defendant Fanuc Robotics Canada Ltd. has notified the Company that it takes the position that Fanuc Robotics Canada Ltd. complied with its obligations under the contract related to the Flexible Panel Welding System, which the Company also disputes. The outcome of these matters is not presently determinable.

c) The Company is also a party to various other legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of operations of the Company.

13. RESTATEMENT OF PRIOR PERIOD CONSOLIDATED FINANCIAL STATEMENTS

The December 31, 2004 financial statements have been restated to reflect the reversal of the deposit related to the receivable which was written off in 2004.

The prior period adjustments resulted in the following changes to the Company's comparative consolidated balance sheet and consolidated statement of income as at, and for the year ended, December 31, 2004:

Consolidated Balance Sheet

2004
Deposits received related to Joint Venture Option Agreements, as previously reported	$7,431,032
Reversal of deposit related to note receivable previously written off	(1,190,256)

Deposits received related to Joint Venture Option Agreements, as restated	$6,240,776

Non-controlling interest deficit relating to dividends, as previously reported	$(568,048)
Adjustment of non-controlling interest related to the reversal of deposits	586,796

Non-controlling interest, as restated	$18,748

Deficit Accumulated During the Development Stage, as previously reported	$(49,881,015)
Reversal of deposit related to note receivable previously written off	1,190,256
Adjustment of non-controlling interest related to the reversal of deposits	(586,796)
$(49,277,555)

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

13. RESTATEMENT OF PRIOR PERIOD CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Consolidated Statement of Operations

		SEPTEMBER 12
	For the year ended	1990 (INCEPTION) TO
	December 31	DECEMBER 31
	2004	2004
Write down of note receivable and interest, as previously reported	$(1,573,192)	$(1,573,192)
Reversal of deposit related to note receivable previously written off	1,190,256	1,190,256
Write down of note receivable and interest, as restated	$(382,936)	$(382,936)

Non-controlling interest as previously stated	$(871,282)	$(1,246,355)
Adjustment of non-controlling interest related to the reversal of the deposit	(586,796)	(586,796)
Non-controlling interest, as restated	$(1,458,078)	$(1,833,151)

Net loss for the year, as previously stated	$(11,484,114)	$(48,013,849)
Reversal of deposit related to note receivable previously written off	1,190,256	1,190,256
Adjustment to non-controlling interest	(586,796)	(586,796)

Net loss for the period, as restated	$(10,880,654)	$(47,410,389)

For the year ended
December 31
2004

Loss per share, basic and diluted, as previously stated	$(0.11)
Loss per share, basic and diluted, as restated	$(0.10)

Exhibit 99.2

INTERNATIONAL HI-TECH INDUSTRIES INC.

MANAGEMENT DISCUSSION & ANALYSIS
FOR THE YEAR ENDED
DECEMBER 31, 2005

May 1, 2006

Overview

The principal business of International Hi-Tech Industries Inc. (the "Corporation") is the development and commercialization of a new building system (the "Technology") in Canada, and internationally through the Corporation's 50.7% owned subsidiary, IHI International Holdings Ltd. ("IHI International"). The Canadian rights to the Technology are held by the Corporation pursuant to a license agreement which terminates on March 16, 2092 (the "Canadian License Agreement"). The international rights to the Technology are held by IHI International pursuant to a license agreement which terminates on October 4, 2093 (the "International License Agreement").

Management is committed to enhancing the financial return on the Corporation's $20.8 million of assets, primarily invested in the Corporation's permanent manufacturing facility at 7393 Hopcott Road, Delta, British Columbia (the "Facility"). In addition, the Corporation will continue to pursue strategic alliances that increase revenue and that are compatible with its corporate culture.

The Corporation is progressing with construction of its Optima Tower Project, a high-rise development located in Surrey Central City, British Columbia. The project is attracting interest from local and international developers and from contractors, shareholders and buyers. The Optima Tower will be home to a 4,300 square foot child care facility operated by the YMCA of Greater Vancouver. Following receipt of the building permit for the project, the Corporation estimates that the first Optima tower should be erected in approximately six weeks after the onsite construction reaches the ground level. A full scale two bedroom suite, incorporating the Corporation's pre-manufactured foundations, will be assembled at the Optima Presentation Centre after obtaining the building permits for the project.

The Corporation has also entered into a Memorandum of Understanding to establish a 5,000 square foot high-end "show home" in the Middle East Gulf region. The Corporation expects the home to be finished, erected on site, and ready for viewing before the end of September 2006.

The Corporation continues to develop additional innovative prototypes for the lucrative oil and mining industries in Canada. These prototypes range from temporary housing accommodations to insulated and air tight storage units, mobile schools, mobile insulated environmental mats, septic tanks, commercial buildings, industrial shops and job site offices. A fully integrated prototype building, measuring 40x80x25 feet, is designed to be fully erected within eight to sixteen hours, depending on the crew experience. The only site preparation for the building is a levelled compacted ground. The ground slab panels that are part of the three dimensional structure act as a floating foundation and are designed to accommodate a 100,000 pound caterpillar loader. Recently, a prototype structure was erected successfully in Northern Alberta and has been attracting interest from several potential clients.

The Corporation announced that its potential joint venture partner for the Canadian Prairie region has secured a approximate 15 acre heavy industrial zoned site for a manufacturing facility, incorporating the Technology. The acquisition has been completed.

Manufacturing Facility

The building for the Facility is complete.

Attainment of Commercial Production

The Corporation is progressing in its plan to deal with implementing several welding measures to minimize the impact of the equipment supplied by FANUC Robotics Canada Ltd. and General Electric Capital Canada Inc. ("Fanuc-GE"), which the Corporation claims is deficient. Phase 1 of the Corporation's Plan was successfully completed in July of 2002 with the installation of semi-manual welding units. The Corporation has purchased equipment to complete Phase 2 which will allow for semi-automated cutting and welding units. The Corporation expects to complete Phase 3, the final phase, by the end of 2006. The budget to complete Phase 3 is approximately $5 million. These phases are intended to solve most of the issues associated with the fully flexible automated welding and cutting systems involved in the Corporation's manufacturing process and to replace the system supplied by Fanuc-GE. See "Legal Proceedings" below.

An additional Mobile Industrial Building has been manufactured and will be erected at the Corporation's Facility site once necessary permits are secured. The new structure will be separated from the main production building and is intended to house an automated welding production line. The line will be designed to allow the Corporation to achieve production at full capacity rates.

The Corporation is not ready for production at full capacity rates.

Application of Building Technology

The Corporation has moved ahead with a number of prototype manufacturing projects and tests to demonstrate the attractiveness of the Technology in very severe climatic conditions.

Intellectual Property

The United States Patent and Trademark office has granted United States Patent No. 5584151 from the divisional application relating to foundation components of the Technology. The United States Patent and Trademark office has also granted United States Patent Nos. 5862639 and 5785904 relating to the panels and the method of securing architectural finish elements, respectively. Over 110 patent applications and applications for other forms of protection have been filed worldwide to attempt to establish exclusionary rights to the Technology in at least 180 countries or regions.

On May 11, 2005, the Corporation announced that patents have been issued in Croatia. Additional patents have also been issued in Bahrain, Brazil, Hong Kong, Israel, Mexico and Venezuela.

On December 6, 2005, the Corporation announced that Angolan Patent No. 35 has been issued. In addition to patents issued in Japan, the Corporation announced that additional patents have been allowed in Europe and China and other patents have been accepted in Iceland.

Selected Annual Financial Information

The selected annual financial information below for the years ended December 31, 2003 to 2005 are taken from our financial statements. The statements for the years ended December 31, 2005, 2004 and 2003 have been prepared according to Canadian GAAP and have been audited by BDO Dunwoody LLP, independent chartered accountants.

The prior year comparative information has been restated to reflect a 2004 accounting error in the financial reporting for a note receivable and the related deposit received related to joint venture option agreements. The December 31, 2004 financial statements are being restated to reflect the reversal of the previously recorded deposit related to the receivable which was previously treated as uncollectible in 2004. No further restatements of prior year comparative information have been made.

All financial data presented below is in Canadian dollars.

The following table sets forth selected consolidated financial information with respect to the Corporation for the last three fiscal years ended December 31, 2005:

	YEAR ENDED
	December 31, 2005 $	December 31, 2004 (Restated) $	December 31, 2003 $
Total Revenue[1]	409,684	302,604	973,177
Gain On Cancellation of License Rights	--	3,614,500	154,460
Foreign Exchange Gain On Cancellation of License Rights	--	1,035,200	--
Income (Loss) from Operations	(8,087,148)	(6,856,152)	(6,046,296)
Net Income (Loss)	(8,068,400)[2]	(10,880,654)	(10,530,573)
Net Income (Loss) Per Share	(0.07)	(0.10)	(0.10)
Total Assets	20,832,532	21,951,095	25,054,388
Long Term Debt	4,886,573	5,042,985	741,169
Cash Dividends (Preferred Shares)	--	--	(124,933)

1 Interest and other income

2 Included in this loss is $3,345,900 (2004 - $578,564) stock based compensation, which were non-cash expenses, further described in note 9 of the financial statements.

The Corporation has incurred losses to date including a net loss for the current year of $8,068,400. The continuation of the Corporation is dependent upon the continuing financial support of creditors and shareholders, refinancing debts payable, obtaining additional long term debt or equity financing, as well as achieving and maintaining a profitable level of operations. The Corporation plans to raise additional equity and debt capital as necessary to finance the operating and capital requirements of the Corporation. See "Capital Requirements, Resources and Liquidity" for details relating to the Corporation's recent private placement. Amounts raised will be used to provide financing for the development and commercialization of the Corporation's business and for other working capital purposes. While the Corporation is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

Payments related to non-refundable fees and deposits under memoranda of understanding ("MOUs") are deferred in the accounts and recorded as revenue upon the transfer of the significant risks and rewards of ownership of the license rights which the Corporation has determined will occur upon the formation of a joint venture and the Corporation's ability to deliver the technology to exploit the license has been established.

Proceeds from non-refundable deposits received under MOUs that have been received by the Corporation are recorded as gain on cancellation of license rights in the period that the notice of cancellation of the MOU is issued.

Results of Operations

The Corporation had a net loss of $8,068,400 for the year ended December 31, 2005, as compared to a net loss of $10,880,654 for the year ended December 31, 2004.

As at the end of fiscal 2005, the Corporation had retained 26 interim license agreements that call for the establishment of up to 30 Hi-Tech Factories.

The Corporation expects that the budget for Phase 3 will be approximately $5,000,000. The Corporation has made a claim of damages in excess of $5,000,000 in connection with the litigation commenced by the Corporation against Fanuc-GE. The Corporation intends to raise additional funds through equity financings, sale of it licenses or from profits generated from its development project. There can be no assurance that the Corporation will be successful in raising these funds.

Depreciation and amortization expenses decreased from $1,252,022 for the year ended December 31, 2004 to $818,818 for the year ended December 31, 2005. Depreciation and amortization is a non-cash charge.

General and administration expenses (comprised of all general and administration expenses except interest and foreign exchange and depreciation and amortization) increased from $5,159,369 for the year ended December 31, 2004 to $6,636,182 for the year ended December 31, 2005.

Summary of Quarterly Results

The selected quarterly information below for the eight quarters ended December 31, 2005 are taken from our financial statements. The statements for the quarter ended December 31, 2005 have been prepared according to Canadian GAAP.

All financial data presented below is in Canadian dollars.

The following table sets forth selected consolidated financial information with respect to the Corporation for the eight quarters ended December 30, 2005:

	December 2005 $	September 2005 $	June 2005 $	March 2005 $	December 2004 $	September 2004 $	June 2004 $	March 2004 $
I Total Revenue(1)	234,915	22,819	70,004	81,946	33,342	(25,950)	217,789	144,107
Income (Loss) Before Extraordinary Items	(4,676,992)	(1,002,801)	(1,339,575)	(1,067,780)	(2,560,095)	(1,659,794)	(1,579,371)	(1,056,892)
Income (Loss) Before Extraordinary Items Per Share	(0.04)	(0.01)	(0.01)	(0.01)	(0.02)	(0.02)	(0.01)	(0.01)
Net Income (Loss)	(4,658,244)	(1,002,801)	(1,339,575)	(1,067,780)	(6,584,597)	(1,659,794)	(1,579,371)	(1,056,892)

1 Interest and Other Income

Capital Requirements, Resources and Liquidity

The Corporation's cash balance at December 31, 2005 was $1,079,947 (December 31, 2004 - $1,890,030). As at December 31, 2005, the Corporation had a working capital deficit of $2,840,298 (compared to a working capital deficit of $161,576 as at December 31, 2004).

The Corporation in 2005 spent $444,133 in cash on the acquisition of property, plant and equipment compared to cash used in the acquisition of property, plant and equipment in 2004 of $437,616.

The Corporation in 2005 spent $169,432 in cash on the acquisition of intangible assets compared to cash used in the acquisition of intangible assets in 2004 of $135,672.

During 2005 the Corporation had increased cash inflow compared to the prior year due to increase of shares issued for cash, loans payable to related parties, increase in long term debt and a deposit received related to an interim agreement.

With respect to financing activities during 2005, $500,000 was received in cash as deposits related to interim agreements (in 2004 - $nil).

As at December 31, 2005, the Facility, including the property, plant and equipment, had a net book value of approximately $16.9 million. The historical cost of the Facility is approximately $27.9 million.

The Corporation has a first mortgage financing over the Corporation's Hopcott Road Property in the amount of $4,500,000. The term of the mortgage is for three years, maturing September 1, 2007, with an annual interest rate of 7%.

To deal with its working capital deficiency of $2,840,298 as at year end, the Corporation arranged a private placement of 7,000,000 units at a price of $0.60 per unit for total proceeds of $4,200,000. Each unit will be comprised of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share for a term of two years at a price of $0.80 per share. The proceeds raised will be used for working capital relating to construction projects the Corporation is bidding for and awarded, for applying to obtain the necessary performance bonds for such projects, for general working capital and to pay down debts. The private placement was approved by the TSX Venture Exchange on April 17, 2006 and has not closed yet. The longer term outlook for the Corporation's liquidity will depend on the Corporation's success in accessing internally generated cash flow from the sales of its products and license fees generated from memoranda of understanding.

Contingencies

A portion of the amounts shown as contingency amounts in the Corporation's Financial Statements are amounts owed to members of Mr. Rached's family.

Risks and Uncertainties

The following is an overview of some of the risks related to our business. If any of these risks actually occur, our business objectives may not be met or could be seriously impacted. You should carefully consider the risks described below when reviewing the information contained in this Management Discussion and Analysis. There may also be other unexpected events that could similarly impact our future operations.

Interim Agreements

There is no assurance that the interim agreements or memoranda of understanding ("MOUs" and sometimes referred to as "joint venture option agreements") relating to our proposed joint ventures will ever result in projects being completed or amounts due under MOUs being paid.

We May Not Be Able To Start Full Capacity Commercial Production.

We have spent most of our efforts over the past 11 years to date in activities intended to establish our business, including:

  marketing our Technology;

  making patent applications for the Technology; and

  looking for potential joint venture partners.

We have earned no material revenues from product sales and our full capacity operations have not begun. As this is a new business, we may experience typical problems, experiences, difficulties, complications and delays. We must develop and implement systems, standards and procedures for every aspect of our operations. We may not be able to complete all of these items as soon as we would like. We will continue to incur expenses before we start full capacity operations, and these expenses may be partially covered by some additional operating revenues.

The Corporation is progressing in its plan to deal with implementing several welding measures to minimize the impact of the equipment supplied by Fanuc-GE, which the Corporation claims is deficient. Phase 1 of the Corporation's Plan was successfully completed in July of 2002 with the installation of semi-manual welding units. The Corporation has purchased equipment to complete Phase 2 which will allow for semi-automated cutting and welding units. The Corporation expects to complete Phase 3, the final phase, by the end of 2006. The budget to complete Phase 3 is approximately $5 million. These phases are intended to solve most of the issues associated with the fully flexible automated welding and cutting systems involved in the Corporation's manufacturing process and to replace the system supplied by Fanuc-GE. See "Legal Proceedings" below.

We may be exposed to product liability claims.

Upon the development and commercialization of the Technology, we may become subject to product liability lawsuits which could result in significant expense to us, adversely affecting our business and financial conditions.

We Have Had Losses In Each Of Our Years Of Operation.

We have had net losses in each of our years of operation. For the year ended December 31, 2005, we had a net loss of $8,068,400. We may never become profitable. We may not be able to generate significant revenue through product sales based on the Technology. On December 31, 2005, our accumulated deficit was $57,345,955.

Situations May Arise Where Our Interests Could Conflict With Those Of Management.

Some of our directors and officers have business interests in companies that have entered into agreements with us. Mr. Rached is our President. Members of Mr. Rached's family control RAR Consultants Ltd. ("RAR Consultants"), the licensor of the Technology. If we broke the Canadian License Agreement or if our subsidiary, IHI International, broke the International License Agreement, the licenses would be returned to RAR Consultants. Our subsidiary, Canadian Hi-Tech Manufacturing Ltd. ("Canadian Hi-Tech") has entered into a Consulting Fee Agreement dated October 25, 1992 with RAR Consultants and Garmeco Canada - Int'l Consulting Engineers Ltd. ("Garmeco Canada") (a company controlled by relatives of Mr. Rached) regarding designs produced by Garmeco Canada and used by us. Mr. Rached is the President and a Director of IHI Construction Ltd., our wholly owned subsidiary, contractually responsible for the construction of our manufacturing facility. Lease payments are now made to 434088 B.C. Ltd., a company controlled by Mr. Rached's family. We have agreed to pay an aggregate management fee of $6,000 a month to RAR Investments Ltd. and RAR Consultants.

Any conflicts are normally resolved according to the Canada Business Corporations Act ("CBCA") that requires disclosures of conflicts at meetings of the directors where we would be acquiring assets or dealing in assets in which directors have an interest. These directors are then prevented from voting on any resolution passed by the Board where they have a conflict. However, the CBCA lets directors with a potential conflict vote on any resolution relating to:

  his or her remuneration as a director;

  indemnities or insurance for directors; and

  a contract with an affiliate.

Our directors and officers are legally required to act fairly and in our best interest and are not permitted to ignore their duty to us for their own benefit.

We Will Need Additional Financing.

Based on our estimate of costs in connection with planned development and demonstration projects, we will require at least $7 million over the next two to three years to pay for our development and commercialization activities. This will include:

  the manufacture of additional demonstration show homes and other projects;

  the further development and enhancement of our manufacturing capability; and

  for our working capital requirements.

Our estimated cash requirements over this period will be funded from our existing financial resources and potentially through:

  private placement investments with our shareholders;

  conventional bank financing;

  proceeds from deposits on MOUs; and

  product orders.

If we experience significant cost overruns on any of these activities and cannot raise additional funds, we may need to cut back or delay some of our activities.

Our Business Will Suffer If We Lose Key Skilled Personnel.

We will be dependent on certain members of our management and engineering staff, and if we lose their services our business could be severely impacted. In particular, we will rely on the services of Mr. Rached. Mr. Rached has extended his personal credit to support our business. If Mr. Rached is unable to pay his creditors, there is a risk that his assets, including his holdings in our shares, could be subject to creditor enforcement proceedings. In addition, our ability to manage growth effectively will require that we continue to implement and improve our management systems and recruit and train new employees. We may not be able to successfully attract and hire skilled and experienced personnel. We lack employment agreements with any of our executive officers or employees and do not carry key person insurance on any of their lives.

We May Not Be Able To Succeed In A Competitive Marketplace.

Our products will compete in areas where there is strong competition. Other companies, some of which will have substantially greater resources than us, are currently developing and selling products that are competitive with our products.

Our Officers And Directors May Be In A Position To Influence The Election Of Our Board Of Directors.

Mr. Rached through Mira Mar Overseas Ltd. owns 10,842,478 Common Shares or 8.9% and holds options to purchase 5,200,000 Common Shares at $0.20 per share expiring October 6, 2008. Therefore, Mr. Rached may be in a position to influence the election of our Board of Directors. Also, we do not currently have an Independent Compensation Committee. There is no independent oversight or supervision over management compensation. These functions are performed by the Board of Directors.

We May Never Achieve Commercial Production.

Currently we have limited finished housing products commercially available for sale. We may never:

  develop finished housing products commercially for sale in large quantities;

  meet all applicable regulatory standards in all territories where we would like to sell products;

  be able to produce at commercial costs; or

  be successful in marketing or achieving acceptable profit margins.

The public may be reluctant or slow to accept our unconventional building system. The Technology introduces a new concept and as such has not been thoroughly tested in practical terms. The degree of pre-manufacturing and engineering is extensive and any error or omission could prove costly.

Our Strategic Alliances May Not Achieve Their Goals.

We expect to partially rely on strategic alliances for development contracts, assistance in product design and development, volume purchase orders and manufacturing and marketing expertise. Even if we are successful in forming these alliances, they may not achieve their goals.

We May Not Be Able To Comply With Extensive And Stringent Government Regulation In Canada, The United States, And Elsewhere.

We may not be able to comply with, or continue to comply with, current or future governmental regulations in every jurisdiction where we conduct our business operations. Compliance may be very expensive or may cause us to interrupt our operations or restrict our future activities. If IHI International conducts business in the United States, we may not be able to comply with regulations relating to the Occupational Safety and Health Act and environmental protection. If we are unable to comply with such requirements, we could be subject to penalties, including restrictions on our business operations, monetary liability and criminal sanctions, any of which could hurt our business.

Our Proposed Joint Venture Activities In Foreign Countries May Experience Problems We Would Not Normally Find In The United States Or Canada.

Joint venture operations in Germany, Luxembourg, the Philippines, Egypt, Costa Rica, Nicaragua, Panama and other foreign countries may face risks common to foreign operations in the construction industry. These risks include:

  political and economic uncertainties;

  contract cancellation or unilateral modification of contract rights;

  operating restrictions;

  currency repatriation restrictions;

  expropriation;

  export restrictions;

  increased taxes; and

  other foreign governmental intervention risks.

We May Not Be Able To Protect Our Intellectual Property In All Markets.

Our ability to compete effectively will depend, in part, on the ability of RAR Consultants, the licensor of the Technology, to maintain patents for the Technology. Some of the licensor's patent applications have received favourable examination reports, and in some cases, patents have been issued (including three United States patents). Patents may not be issued in every country. The licensor may not be able to protect or maintain its patents. The patents may not be enforceable or provide meaningful protection from our competitors. In addition, the laws of certain foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Even if a competitor's products were to infringe patents held under license by us, enforcing patent rights in an infringement action would be costly.

Although we believe that the Technology and our manufacturing process do not infringe upon the property rights of any third parties, this may not be the case. If our products or building system are found to infringe the rights of third parties, we may not be able to get a license from the intellectual property owner at a reasonable cost or at all. We have an exclusive license to use the Technology in Canada and our subsidiary, IHI International, has the exclusive license to use the Technology in all countries of the world other than Canada. Both the Canadian and International License Agreements are for 99 year terms; however, the licensor may not continue or renew the licenses. The licensor may also develop a new system to replace the Technology and choose not to license this new technology to us.

The Success Of Our Business Relies Heavily On Services To Be Provided By RAR Consultants.

The commercialization of the Technology will depend, in part, upon services to be provided by RAR Consultants. These services are not subject to the Canadian or International License Agreement. On March 5, 1997, Garmeco Canada and RAR Consultants confirmed that the services they have committed to provide include providing the analytical design software owned by RAR Consultants. RAR Consultants may not continue or renew the Consulting Fee Agreement on the current terms.

We May Not Carry Enough Insurance.

Although we carry commercial general liability and product liability insurance of up to $5 million, this level of coverage may not be adequate to protect us against all general and commercial claims. Any general, commercial or product liability claim which is not covered by our general or product liability insurance or is over the policy liability limits could impact our financial condition. We may not be able to maintain our current general liability or product liability insurance on reasonable terms.

Off-Balance Sheet Arrangements

The Corporation does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Corporation's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Related Party Transactions

The following are the only transactions that occurred during fiscal 2005 that have affected or will affect the Corporation, and involved directors, officers or individuals related to the Corporation:

  The Corporation has entered into a Consulting Fee Agreement, dated October 25, 1992. Under the Consulting Fee Agreement, RAR Consultants and Garmeco Canada have agreed to assist the Corporation by providing detailed engineering designs for the projects that the Corporation undertakes. The Corporation has agreed to pay RAR Consultants and Garmeco Canada an initial fee of 4% of the factory cost price of each individual design and 1% of the factory cost price for subsequent uses of the same design;

  During the 2005 fiscal year, the Corporation paid $72,000 to RAR Consultants, a company controlled by Mr. Rached's family for management fees;

  During the 2005 fiscal year, the Corporation paid $78,000 for rent to 434088 B.C. Ltd, a company controlled by Mr. Rached's family, with respect to the Corporation's Vancouver head office;

  During the 2005 fiscal year, the Corporation paid $126,072 for directors and officers fees;

  During the 2005 fiscal year, the Corporation paid $198,370 for consulting services to a company controlled by Mr. Rached's family;

  During the 2005 fiscal year, the Corporation paid $66,721 for consulting services to Garmeco Canada, a company controlled by Mr. Rached's family;

  During the 2005 fiscal year, Lang Michener LLP, a law firm in which Stephen D. Wortley, the Secretary of the Corporation, is a partner, billed the Corporation $103,016 for professional services;

  At December 31, 2005, loans payable includes $1,463,467 payable to Garmeco Canada, a company controlled by Mr. Rached's family;

  At December 31, 2005, $50,000 is included in promissory notes payable from a company controlled by an officer; and

  At December 31, 2005, $5,575,435 is included in deposits received related to joint venture option agreements from companies controlled by the family of an officer.

Changes in Accounting Policies including Initial Adoption

There have been no changes in the Corporation's accounting policies in 2005 and management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, could have a material effect on the accompanying financial statements.

Financial Instruments and Other Instruments

The Corporation's financial instruments consist of cash and cash equivalents, redeemable preferred shares, receivables, notes receivable and accrued interest, accounts payable and accrued interest payable, loans payable, long term debt and promissory note payable. Unless otherwise noted, it is management's opinion that the Corporation is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments other than redeemable preferred shares approximate carrying values due to their short term nature or bearing interest rates that are similar to current market rates. The fair value of the redeemable shares was calculated using discounted cash flow analysis and approximated the carrying value as the implicit interest rate is similar to current market rates.

Forward-Looking Statements

All statements other than statements of historical fact in this Management Discussion and Analysis are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans, and objectives of or involving the Corporation. Readers can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof.

There are no assurances that the plans, intentions, or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, which if different could cause results to differ materially from those expressed in the forward-looking statement. Additional information on these and other factors is included in the Corporation's 2004 Annual Report on Form 20-F, which may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

Legal Proceedings

On March 26, 2002, the Corporation commenced an action against FANUC Robotics Canada Ltd., General Electric Capital Canada Inc., Fanuc Robotics North America Inc. and Merrill Lynch in the Supreme Court of British Columbia. The action is for damages arising from the claimed fundamental failure to deliver and implement a "Flexible Panel Welding System" in accordance with agreed specifications as sold to the Corporation. The Defendant FANUC Robotics Canada Ltd. has notified the Corporation that it takes the position FANUC Robotics Canada Ltd. has complied with its obligations under the contract related to the Flexible Panel Welding System and that following the demand by General Electric Capital Inc., $400,000 was released to General Electric Capital Canada Inc. from an original $600,000 letter of credit provided by the Corporation. Pursuant to the December, 2000 Recourse Agreement between the Defendant, General Electric Capital Canada Inc., and the Defendant, FANUC Robotics Canada Ltd., the Corporation has been advised that on June 30, 2004 the Defendant, General Electric Capital Canada Inc., was paid $400,000 plus GST and provided an assignment of its cause of action in respect thereof. The Corporation's proceedings against Merrill Lynch have been dismissed on consent of all parties. Examinations for discovery in the within proceedings are in the process of completion. Ongoing case management conferences have been held before the presiding Judge, Justice Ballance, in support of the revised trial commencement date of November 14, 2005. This case is still at trial.

Additional Disclosure for Venture Issuers without Significant Revenue

The following table sets forth selected consolidated financial information with respect to the Corporation for the period ended December 31, 2005 and 2004:

	December 31, 2005 $	September 30, 2004 $
Deferred Development Costs	--	--
General and Administration Expenses	6,636,182	5,159,699
Foreign Exchange	3,917	(31,044)
Interest	1,037,915	778,409
Depreciation and Amortization	818,818	1,252,022

Disclosure of Outstanding Share Data

To date, the Corporation's issued and outstanding share capital is 122,175,065. The Corporation currently has outstanding options to purchase 5,200,000 common shares of the Corporation and warrants to purchase 15,000,000 common shares.

Additional Information

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com.

Exhibit 99.3

FORM 52-109F1

Certification of Annual Filings

I, Roger A. Rached, President and Chief Executive Officer of International Hi-Tech Industries Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of International Hi-Tech Industries Inc. (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: May 1, 2006.

/s/ Roger A. Rached
______________________________________
Roger A Rached
President and Chief Executive Officer

Exhibit 99.4

FORM 52-109F1

Certification of Annual Filings

I, Dr. Owen A. Anderson, President and Chief Financial Officer of International Hi-Tech Industries Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of International Hi-Tech Industries Inc. (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: May 1, 2006.

/s/ Dr. Owen A. Anderson
______________________________________
Dr. Owen A. Anderson
Chief Financial Officer